Filed by Conductus, Inc. pursuant to Rule 425 under
the Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended.

Subject Company: Superconductor Technologies Inc.
Commission File No.: 000-21074

FOR IMMEDIATE RELEASE

Contact:

Ron Wilderink

Vice President & CFO

Conductus, Inc.

408-523-9950

CONDUCTUS RECEIVES DELISTING NOTIFICATION FROM NASDAQ
Files Request for Hearing

SUNNYVALE, CA — December 12, 2002  — Conductus, Inc. (NASDAQ: CDTS), a leading manufacturer of superconducting wireless systems, announced today that it has received notification from Nasdaq of Nasdaq’s  intention to delist the Company’s securities from the Nasdaq National Market at the opening of business on December 16, 2002, for failure to maintain the required minimum $1 stock price, as required by Marketplace Rule 4450(a)(5) and failure to comply with the minimum $10,000,000 stockholders’ equity requirement of Marketplace Rule 4450(a)(3).

Conductus recently announced its agreement to merge with Superconductor Technologies, Inc., in a transaction in which Conductus common stock will be converted into shares of Superconductor Technologies common stock.  The stockholder meeting for each company to vote on the transaction is scheduled for December 17, 2002.  If approved by the stockholders, the transaction is expected to close promptly following the meetings.

In response to the notification from Nasdaq, Conductus has requested a hearing.  As a result, Conductus stock will not be delisted before the merger is expected to close.

About Conductus, Inc.:

                Conductus, Inc., founded in 1987 and based in Sunnyvale, California, develops, manufactures, and markets electronic components and systems based on superconductors for applications in the worldwide telecommunications markets. For many applications, the unique properties of superconductor offer significant performance advantages over products based on conventional copper electronic components. These advantages can provide improved price/performance at the system level because of enhanced sensitivity and efficiency as well as reduced size and weight. For additional information, please visit our web site at www.conductus.com.

About Superconductor Technologies Inc.:

Superconductor Technologies Inc., headquartered in Santa Barbara, California, is the global leader in developing, manufacturing, and marketing superconducting products for wireless networks.

STI’s SuperLink™ products are proven to increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless transmission data rates. SuperFilter®, the company’s flagship product, incorporates patented high-temperature superconductor (HTS) technology to create a cryogenic receiver front-end (CRFE) used by wireless operators to enhance network performance while reducing capital and operating costs.

More than 1,700 SuperFilter Systems have been deployed worldwide, logging in excess of 20 million hours of cumulative operation. In 2002, STI was named one of Deloitte & Touche’s prestigious “Technology Fast 50” companies for the Los Angeles area, a ranking of the 50 fastest-growing technology companies in the area.  SuperFilter and SuperLink are trademarks or registered trademarks of Superconductor Technologies Inc. in the United States and in other countries.

On October 10, 2002, Conductus and Superconductor Technologies Inc. (Nasdaq: SCON) (“STI”) jointly announced they have signed a definitive agreement to merge the two companies.  For more information about STI, please visit www.suptech.com.

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, including statements regarding Conductus’ expectations, beliefs, hopes, intentions, or strategies regarding the future. Forward-looking statements include statements regarding future sales, product introduction and acceptance, market acceptance, and financial stability. Conductus’ actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including but not limited to delay in or failure of completion of the proposed merger, Conductus’ failure to timely develop new products which gain market acceptance, failure of the company’s suppliers and customers to renew agreements, delays in the timing of orders for the company’s products and services, the possible effect of claims related to the ownership by Conductus of its intellectual property or related to the design and sale of its products infringing the rights of others, significant changes in the business environment in which the company operates, and other risks detailed from time to time in the company’s regulatory filings, including the annual report on Form 10-K for the year ended December, 31, 2001, and the Forms 10-Q for the quarters ended in 2002, as filed with the Securities and Exchange Commission.

Conductus and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.  Information about the directors and executive officers of Conductus and their ownership of Conductus common stock is set forth in the proxy statement for Conductus’ 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 16, 2002.  Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction.

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